SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                      Commission File Number      0-21133
                                                            --------------------

                           NOTIFICATION OF LATE FILING

(Check One):       [X]  Form 10-K  [ ]  Form 11-K   [ ]  Form 20-F
                   [ ]  Form 10-Q  [ ]  Form N-SAR

         For Period Ended:       December 31, 1997
                          ------------------------------------------------------

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:    n/a
                                         ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:    n/a
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             SPURLOCK INDUSTRIES, INC.
                       ---------------------------------------------------------

Former name if applicable      n/a
                         -------------------------------------------------------

Address of principal executive office (Street and number)  209 West Main Street
                                                         -----------------------


City, state and zip code       Waverly, Virginia 23890
                        --------------------------------------------------------


                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th
     [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                  The Company has recently completed a management reorganization plan that included the resignation of certain directors and officers, including the Company's treasurer and controller. In addition, as previously disclosed to the Commission on a Current Report on Form 8-K, the Company has changed, as of February 17, 1998, the independent accountant chosen to audit the Company's financial statements for the 1997 fiscal year.

                  Despite   diligent   efforts  of   management  to  effect  the
         management transition, the hiring of a replacement controller and diligent work by the Company's new accountants, the Registrant has experienced difficulty in gathering the requisite data to complete the filing of its Form 10-K for the year ended December 31, 1997. It is anticipated that such information will be produced and that the Form 10-K will be filed no later than the 15th calendar day following the prescribed due date. The foregoing reasons could not be eliminated by the Company without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

               Phillip S. Sumpter                804               834-8980
--------------------------------------------------------------------------------
                     (Name)                  (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that net income for the fiscal year ended December 31, 1997 will decrease $1.7 million from the year ended December 31, 1996, resulting in a loss of $.2 million. Components of the change in net income are described below.

         Net sales decreased by approximately $3.9 million from $28.6 million in 1996 to $24.7 million in 1997. In addition, costs of sales, as a percentage of net sales, increased from 73.77% in 1996 to 79.26% in 1997, due to increases in the price of methanol. Gross profits were, therefore, reduced by $2.4 million from $7.5 million in 1996 to $5.1 million in 1997.

         Selling, general and administrative expenses increased by approximately $.4 million. This increase is primarily comprised of $.5 million in start-up costs that the Company elected to expense and which were incurred in the construction of a new formaldehyde production facility in New York state. The currently proposed Accounting Standards Executive Committee Statement of Position, Reporting on the Costs of Start-up Activities, requires these costs to be expensed. Other selling, general and administrative expenses declined approximately $.1 million due to increased efficiencies.

         Provision for income taxes decreased by $1.0 million from 1996 to 1997, due to the reporting of an operational loss for the year ended December 31, 1997.

                                                               1997                 1996 1
                                                                 (Dollars in millions)
                                                        -----------------------------------------
Net sales                                                      $24.7                $28.6
Cost of sales                                                   19.6                 21.1
Gross profits                                                    5.1                  7.5
Selling, general and administrative expenses                     4.8                  4.4
Provision for income taxes                                       -                    1.0
Net income (loss)                                                (.2)                 1.5

____________________________

1 As previously disclosed in the Registrant's Current Report on Form 8-K dated February 17, 1998, certain findings of a Special Litigation Committee of the Board of Directors of the Registrant that has been investigating allegations contained in a derivative suit previously disclosed in the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1997 could impact previously issued financial statements. Management believes that any resulting restatement of the financial statements of the Registrant for fiscal years prior to 1997, including the 1996 income figures presented above, would not be material.

         The results of operations for the fiscal year ended December 31, 1997 presented above are preliminary and reflect management's best estimates. Management does not believe that these estimates will differ materially from the audited financial statements for 1997 that are now being prepared by its independent accountant.



                            SPURLOCK INDUSTRIES, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date     April 1, 1998                   By /s/ Phillip S. Sumpter
                                            ------------------------------------
                                            Phillip S. Sumpter
                                            Chairman and Chief Executive Officer


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).